December 20, 2016

H. Roger Schwall

Ethan Horowitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re: PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 28, 2016

Response letter filed on September 29, 2016

File No. 001-15006

Dear Mr. Schwall and Mr. Horowitz,

I refer to your letter dated November 15, 2016 relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2015 which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2016.

Set forth below are the Company’s responses to the comments contained in the letter dated November 15, 2016 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Information on the Company, page 16

Reserves, page 19

1.	Regarding your sensitivity analysis, revise your disclosure to include the specific values used for the 12-month average oil prices for 2014 and 2015. Additionally, disclose the values used for costs and the assumptions on which the cost values are based. Refer to Item 1202(b)(3) of Regulation S-K.

Response:

The Company respectfully advises the Staff that given the significant decline of oil price in 2015, we performed an analysis with respect to the sensitivity of our domestic proved oil reserves as of December 31, 2015 to oil prices pursuant to relevant SEC reserves rules. For the sensitivity analysis, we used the price scenarios of US$70 per barrel and the 12-month average domestic oil prices of the Company in 2014 and 2015, i.e., US$91.56 per barrel and US$49.45 per barrel, respectively, while the lifting cost and other relevant factors in 2015 remained unchanged. The costs used for the sensitivity analysis were the average domestic costs for 2015, taking into account the differences in the applicable production taxes and the reserves projects eligible to be included into proved reserves under each of the price scenarios. The following table sets forth our domestic proved crude oil reserves as of December 31, 2015 under the different price scenarios.

Price Scenario (US$ per barrel)	Cost (US$ per barrel)	Proved Reserves of Domestic Crude Oil (million barrels)
70.00	25.48	9,322.4
91.56 (12-month average domestic oil price in 2014)	29.90	9,950.8
49.45 (12-month average domestic oil price in 2015)	22.49	7,714.1

2.	Your response to prior comment 9 states that the expected medium-to-long-term future prices of crude oil is from $75 to $90 per barrel. Separately, we note from the disclosure on page 25 of your Form 20-F that the average sales price for crude oil produced in 2015 was approximately $48 per barrel. Revise to address the uncertainty in commodity prices by providing a detailed discussion and analysis of the reasonably likely effect of commodity prices not rising to your expected future prices to your operating results, liquidity, or capital resources. See Item 5.D of Form 20-F and Sections III.A and III.B.3 of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that based on the trend of international crude oil prices in 2015 and the anticipated future international crude oil demand and supply relationship, the Company expected that the medium-to-long-term benchmark crude oil prices would range from US$75 to US$90 per barrel of Brent crude oil. Brent crude oil price serves as a major benchmark of oil prices worldwide. The final crude oil price that the Company expected for each year is based on the Brent crude oil price forecast for that year as adjusted by applying an applicable discount reflecting the differences in oil quality and transportation costs, among other factors. As a major participant in the global oil industry, the Company generally has its own judgment and forecast of international crude oil prices. The Company forms its own forecast of medium-to-long-term future crude oil prices by reference to the judgment and analysis of the trend of international crude oil prices made by principal international investment institutions and the judgment and analysis of the trend of international crude oil prices made by its own professional institutions and staff. Based on the judgment and analysis of major international investment institutions and its own professional institutions and staff, the Company expected that the medium-to-long-term future crude oil prices may rise to the reasonable range from US$75 to US$90 per barrel along with the rebound of global economy, despite the fact that the international crude oil prices experienced a sharp decline since the second half of 2014 and has fluctuated at a low level between US$30 to US$50.

International crude oil prices are influenced by numerous factors, including the global economy, supply and demand relationship, geopolitics, value of US dollars and market speculation. Over the past two years, international crude oil prices have remained at a low level due to such factors including the imbalance in the supply and demand of crude oil in the international market. This has resulted in a significant adverse effect on the operating results of international oil companies, including the Company. The management of the Company believes that as an oil company with integrated upstream and downstream operations of oil businesses, the Company is well-positioned to address the risks arising from the decline of crude oil prices. The Company has four business segments, namely, the exploration and production segment, the refining and chemicals segment, the marketing segment and the natural gas and pipeline segment. As more than 80% of the crude oil produced by the Company in China is supplied to its own refineries, when the international prices of crude oil remain low and, as a result, the business of the exploration and production segment suffers a substantial deterioration in profitability or even experiences a loss, the unsatisfactory operating results will be partially offset by the increase in the profit generated by the refining and chemicals segment due to the corresponding decrease in the cost of raw materials of the refining and chemicals segment. On the contrary, when the international crude oil prices remain high and the refining and chemicals segment suffers a deterioration in profitability or even experiences a loss as a result of the corresponding sharp increase in the cost of raw materials, the drop in the profit generated by the refining and chemicals segment will be offset by the corresponding increase in the profit generated by the exploration and production segment.

The table below sets forth the profits of the exploration and production segment and the refining and chemicals segment in 2014, 2015 and the first nine months of 2016, respectively, under the average crude oil prices realized during each of the said periods:

	Average Realized Price of Crude Oil (US$ per barrel)	Operating Profit (RMB in millions)
		Exploration and Production	Refining and Chemicals
2014	94.83	186,897	-23,560
2015	48.35	33,961	4,883
The first nine months of 2016	35.79	-3,949	34,311

Although the trend and fluctuation of international crude oil prices have a significant effect on the operating results, liquidity and capital resources of petroleum companies, it is not the sole or determining factor affecting the liquidity, capital resources and operating results of the Company. The Company enhances its balance of funds by controlling its expenditures in line with its income. The Company also enjoys a sound credit rating and has sufficient credit facilities offered by major commercial banks, which provide it with easily-accessible and sufficient financing. Meanwhile, the Company has strictly controlled the size of its investments by adhering to the principle of assessing its income and making expenditures accordingly, and has adjusted its capital expenditures based on oil prices. Since 2013, the Company’s capital expenditures have decreased substantially. The capital expenditures of the Company in 2015 decreased by 42.6% as compared to the historical high in 2012. As a result of all of the above, the Company has managed to maintain positive free cash flows.

The table below sets forth the Company’s capital expenditures in 2012, 2013, 2014 and 2015.

	Capital Expenditure (RMB in million)	Change as compared to the preceding year
2012	352,516	—
2013	318,696	-9.6%
2014	291,729	-8.5%
2015	202,238	-30.7%

Furthermore, in light of the current environment of low crude oil prices, the Company has taken a series of measures to improve its profitability by expanding sources of income and cutting down expenses, reducing costs and increasing efficiency, promoting management innovation and technological innovation, proactively mitigating the adverse effect of the decline of oil price on its operating results and working hard to improve the Company’s profitability.

Notes to the Consolidated Financial Statements

Note 5 – Critical Accounting Estimates and Judgments, page F-19

Estimation of Impairment of Property, Plant and Equipment, page F-20

3.	In response to prior comment 6, you state that a sensitivity analysis of key assumptions on impairment is not practicable. In view of this, tell us how your disclosure regarding uncertainty in the assumptions used in your impairment testing reflects the guidance in paragraphs 129(b) and 131 of IAS 1.

Response:

The Company respectfully advises the Staff that as discussed in its response letter dated September 29, 2016, the impairment testing of property, plant and equipment involves the management’s estimates and judgments of such factors as future crude oil prices, prices of refined products and chemical products, operation costs, product mix, production volumes and oil and gas reserves, which interrelate to each other to a certain extent. For example, the estimates and judgments of the product mix, production costs and oil and gas reserves may vary along with the changes in crude oil prices. The sensitivity analysis performed after taking into account the interrelationship among all of the estimates and judgments would be neither cost efficient nor time efficient. As a result, the management believes that a sensitivity analysis of relevant assumptions on impairment is not practicable.

The Company will revise its disclosure in the Critical Accounting Policies under Item 5 — Operating and Financial Review and Prospects of its Form 20-F in future filings as follows, which includes the disclosure proposed in the response letter dated September 29, 2016:

Impairment of Property, Plant and Equipment, including Oil and Gas Properties

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future crude oil prices, prices of refined products and chemical products, the operation costs, the product mix, production volumes and the oil and gas reserves. Certain estimates and assumptions adopted by management in the impairment reviews and calculations are formed by the internal professional team (including operations and finance teams) by reference to external institutions’ analysis reports and taking into account current economic conditions. The other estimates and assumptions are consistent with the assumptions used in the Company’s business plans.

In forming the relevant estimates and assumptions for impairment tests by the Company’s management, the Company’s internal professional team (including operations and finance teams) forms a preliminary conclusion by reference to the external institutions’ analysis reports and the Company’s historical financial data, and taking into account current economic conditions and the Company’s business plans. Then, the preliminary conclusion is reviewed and approved by the Company’s management. The approved estimates and assumptions are then utilized by the Company’s subsidiaries and branches to perform the impairment tests.

When determining whether there are indications of impairment for oil and gas properties, the Company considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulting from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil, resulting from the imbalance of supply and demand of global crude oil. When an indication of impairment of certain oil blocks is identified, the Company will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of oil blocks exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the oil blocks.

The expected medium-to-long-term future international prices of crude oil utilized by the Company when estimating the expected future cash flows are determined mainly based upon the forecast of the international prices of crude oil made by principal international investment institutions combined with the judgment and analysis of the future trends of international prices of crude oil made by the Company. The Company calculated the expected future cash flows of each oil block according to the estimates of future production volume levels per year stated in the oil and gas reserves reports, the estimates of operation costs of oil and gas made by the Company, and taking into account its future capital expenditure plan. The Company refers to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions.

Given the broad scope of the Company’s property, plant and equipment, the impairment test involves numerous assumptions, which are interrelated to each other to a certain extent. For example, the estimates and judgments with respect to the product mix, production costs and oil and gas reserves may vary along with the changes in crude oil prices. The sensitivity analysis performed after taking into account the interrelationship among all of the estimates and judgments would be neither cost efficient nor time efficient. As a result, the management believes that a sensitivity analysis of relevant assumptions on impairment is not practicable. Favorable changes to some assumptions might have avoided the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes might have caused an additional unknown number of other assets to become impaired, or resulted in larger impacts on impaired assets.

The operating results of the Company in the following fiscal year may deviate from management’s estimates or judgments. This would require an adjustment to the provision for impairment of the property, plant and equipment disclosed in Note 15.

4.	It does not appear that the revised disclosure provided in response to prior comment 7 regarding the key assumptions used in your impairment testing addresses the extent to which there is uncertainty associated with these assumptions. Your revised disclosure also does not appear to explain how reasonably likely changes could affect capitalized amounts for your oil and natural gas properties. Provide additional disclosure, here or in the Operating and Financial Review and Prospects section of your filing, to provide this type of information. Refer to section V of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that the assumptions used for its impairment testing are reviewed and approved by its management and are formed by its internal professional team (including operations and finance teams) by reference to external institutions’ analysis reports and the Company’s historical financial data and taking into account current economic conditions and the Company’s business plans.

Favorable changes to some assumptions, such as an increase in crude oil price and oil and gas reserves, or not updating assumptions previously made, may allow the Company to avoid the need to impair any assets or make it necessary to reverse an impairment loss recognized in prior periods, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future price or production volume of crude oil for estimating the expected future cash flows are different from the actual price or production volume of crude oil in the future, the Company may either over or under recognize the impairment losses for certain assets. Meanwhile, the management of the Company believes that a sensitivity analysis of the relevant assumptions adopted for impairment testing is not practicable (as described in detail in the response to comment 3).

As of December 31, 2015, the original value of the Company’s oil and gas properties was RMB1,799,887 million and an impairment loss of RMB22,922 million was recognized, representing 1.3% of the original value.

5.	Your response to prior comment 9 states that when conducting the most recent historic check on the assumptions utilized in your impairment test, a slight deviation was noted in estimated international prices of crude oil. Revise to discuss the accuracy of your past crude oil price assumptions and to explain whether these assumptions are reasonably likely to change in the future.

Response:

The Company respectfully advises the Staff that as discussed in its response to the prior comment 9, the expected future cash flows are generated under assumptions which represent the best estimates of the Company’s management of the overall economic condition over the remaining useful life of the oil and gas properties. The expected medium-to-long-term future international prices of crude oil utilized by the Company in estimating the future cash flows are determined by reference to the forecast of the international crude oil prices of principal international investment institutions, combined with the judgment and analysis of the future trends of international crude oil prices made by the Company. Since the second half of 2014, as a result of a number of factors, including the global economic situations, supply and demand relationship, geopolitics, value of US dollar and market speculation, the international crude oil prices have been declining sharply beyond the expectation of the market. As a result, the short term crude oil prices estimated by the Company deviated slightly from the actual prices.

In addition, as discussed in the Company’s response to the prior comment 9, when performing the impairment test at each year end, the management of the Company will make relevant revisions of the estimates of the international prices of crude oil made in the previous year by considering again external institutions’ analysis reports, recent performance of international prices of crude oil and changes in the supply and demand relationship of the global crude oil market. When the present amount of the expected future cash flows is lower than the carrying amount of oil and gas properties due to the adoption of such revised crude oil prices, the Company will recognize an impairment loss for those oil and gas properties.

6.	We note from your response to prior comment 9 that your expected medium- to long-term future prices of crude oil are from $75 to $90 per barrel. Provide us with additional detail explaining how these expected prices relate to the price assumptions underlying the cash flow assumptions used for purposes of impairment testing. As part of your response, tell us the specific prices used, by product and by year, for the period covered by your cash flow projections.

Response:

The Company respectfully advises the Staff that, as discussed in the prior response, the majority of its proved reserves, representing approximately 95% of its total proved reserves, are located in China. The Company hereby explains to you as follows by taking the analysis over its domestic reserves as an example.

In performing impairment test for those oil and gas properties with an indication of impairment, the Company adopts the Brent crude oil price as the expected international crude oil price benchmark, and adjusts by applying an applicable discount reflecting the quality of oil produced by different oil blocks and the transportation costs, among other factors. The average discount for 2016 is US$6.7 per barrel.

The expected medium-to-long-term future international prices of crude oil utilized by the Company in estimating the expected future cash flows are determined mainly based on the forecast of the international crude oil prices of principal international investment institutions and the judgment and analysis of the future trends of international prices of crude oil made by the Company. Based on the trends of international crude oil prices in 2015 and the estimate of future international supply and demand of crude oil, the Company expected the medium-to-long-term future benchmark prices of Brent crude oil would range from US$75 to US$90 per barrel.

For each of the years covered by the Company’s cash flow projections, the crude oil price adopted by the Company is the estimated Brent crude oil price as adjusted by an applicable discount, as set forth in the table below:

				(US$ per barrel)
	2016	2017	2018	2019 and thereafter
Brent crude oil price	60	70	75	90
China domestic crude oil settlement price of the Company*	53.3	63.3	68.3	83.3

*	The average discount applied is US$6.7 per barrel.

7.	Explain to us, in reasonable detail, how the price assumptions underlying your impairment testing reflect the price assumptions in the most recent budgets and forecasts approved by management and the price assumptions used to evaluate investment decisions. Refer to paragraph 33(b) of IAS 36.

Response:

The Company respectfully advises the Staff that, in line with paragraph 33(b) of IAS 36 “in measuring value in use, an entity shall base cash flow projections on the most recent financial budgets/forecasts approved by management…”, the estimated settlement price of crude oil adopted by the Company in its annual budget for 2016 as approved by the management was approximately US$50 per barrel, which is equivalent to US$56.7 per barrel of benchmark price of Brent crude oil after taking into account the average discount of US$6.7 per barrel as mentioned in the response to comment 6 above.

The expected future international prices of crude oil utilized by the Company when estimating the expected future cash flows are determined mainly by reference to the forecast of the international prices of crude oil made by principal international investment institutions, combined with the judgment and analysis of the future trends of international prices of crude oil made by the Company. The Company expected the international benchmark price of Brent crude oil in 2016 would be US$60 per barrel.

As annual budget is one of the Company’s internal management measures, for budgeting purpose, the Company is more prudent and usually uses a price slightly lower than the expected future international benchmark price of crude oil, while for impairment testing purpose, the Company usually uses the expected future benchmark prices of crude oil (which represents the Company’s best estimate) without making any adjustment.

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Please do not hesitate to contact Mr. Fang WEI or me (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information. In addition, you may also contact me or our attorneys, Mr. Matthew Bersani (mbersani@shearman.com; telephone: +852.2978.8096) and Ms. Yang GE (yang.ge@shearman.com; telephone: +86.10.5922.8027), if you have any questions about the Company’s 20-F in the future.

Best wishes for a merry Christmas and a happy New Year!

Very truly yours,

/s/ WU Enlai
Name:	WU Enlai
Title:	Secretary to the Board of Directors